Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 25, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 25, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

Fusion’s “Twenty Years Away” Just Got Shorter: General Fusion Heats Plasma to 8.4 Million Degrees by Squeezing It

NEWS PROVIDED BY

American News Group

Jun 25, 2026, 09:00 ET

American News Group

Issued on behalf of General Fusion Inc.

General Fusion's LM26 machine compressed a plasma to roughly 0.72 keV — more than tripling its electron temperature through mechanical compression alone — a result the company says validates its practical Magnetized Target Fusion approach as it moves toward going public on Nasdaq under the proposed ticker symbol "GFUZ."

NEW YORK, June 25, 2026 /PRNewswire/ -- Fusion energy has been the punchline of clean-power skeptics for fifty years — always "twenty years away," never here. On June 22, 2026, General Fusion Inc. ("General Fusion") gave that joke a concrete rebuttal. The Vancouver-based company announced that its large-scale Magnetized Target Fusion (MTF) machine, Lawson Machine 26 ("LM26"), heated a plasma to roughly 8.4 million degrees Celsius — about 0.72 keV — not with lasers or exotic magnets, but by mechanically squeezing it. It is the kind of result that moves fusion from a physics promise toward an engineering reality.

The number that matters is the multiple: LM26 recorded a more than threefold increase in electron temperature during mechanical compression, a result the company believes is a unique one for its MTF approach, and important because in MTF the plasma is heated solely by compression after it is formed. General Fusion's next major targeted milestone is 1 keV (around 10 million degrees Celsius), and these results are a measurable step toward it. The findings have been submitted for peer review and posted publicly — a transparency choice that matters in a field where extraordinary claims demand independent scrutiny.

Fusion by Compression, Not by Laser or Superconducting Magnet

Most fusion programs the public has heard of take one of two expensive roads. Tokamaks like ITER use enormous superconducting magnets to confine a plasma. Inertial-confinement programs like the U.S. National Ignition Facility use arrays of high-powered lasers. Both approaches have produced landmark science, but both are capital-intensive and complex to turn into a power plant that sells electricity at a competitive price.

General Fusion's Magnetized Target Fusion takes a different path. The company's approach forms a magnetized plasma and then mechanically compresses it using a metal liner — in LM26's case, a lithium liner — to drive it toward fusion conditions. The pitch is practicality: MTF is designed to avoid both superconducting magnets and high-powered lasers, and to use existing, durable materials that could make a commercial machine cheaper to build and run. In an era when electricity demand is surging and the economics of new power matter as much as the physics, "practical" is the operative word.

LM26 is the first MTF demonstration machine built at what General Fusion calls a commercially relevant scale — roughly 50% of commercial-scale diameter based on current design parameters. The company designed, built, and began operating it in under two years, and since it started running in 2025 it has completed a series of plasma compressions. The June 22 results are the most significant of those to date as it targets key technical milestones of 1 keV, 10 keV, and Lawson criterion.

What the LM26 Results Actually Show

Beyond the headline temperature, the technical paper details several measurements that, taken together, the company says validate LM26's operating principles. Electron temperature rose to approximately 0.72 keV (±0.08), a more than threefold increase during mechanical compression, supported by diagnostics including Thomson scattering and Absolute Extreme Ultraviolet (AXUV) systems. Plasma density and poloidal magnetic field each increased roughly tenfold during compression — results the company describes as similar to or better than those from its prior test beds, but achieved at significantly larger scale.

Three further observations round out the picture: the plasma remained stable until deep into compression; there was no significant contamination of the plasma by the lithium liner during the stable compression phase — a long-standing engineering worry for liner-driven designs; and the machine recorded an observed increase in neutron yield during compression, the signature one wants to see when fusion reactions are occurring. None of this is net energy, and the company is careful to call the results preliminary pending peer review. But the agreement between experiment and the company's modelling is the kind of validation that shows an important step forward on the company's path to commercialization.

"We are forging a new path in fusion with our uniquely practical MTF approach. The results announced today are all key indicators of real-world progress toward our targeted technical milestones with LM26," said Greg Twinney, Chief Executive Officer at General Fusion, who credited collaborators including the UK Atomic Energy Authority, Princeton Plasma Physics Laboratory, and General Atomics for supporting the diagnostic effort.

Voices on the company's advisory committee echoed the framing. Tony Donné, Chair of General Fusion's Science and Technology Advisory Committee and former Chief Executive Officer of EUROfusion, said the observed increases in magnetic field, plasma density, and electron temperature during compression demonstrate substantial technical progress and are consistent with the behavior expected from modelling and simulations — an agreement between experiment and theory that, in his words, provides confidence the planned machine upgrades will unlock more demanding plasma conditions.

A Milestone With a Public-Markets Backdrop

The science arrives at a notable moment for the company's capital story. General Fusion is currently private, but it has agreed to a business combination with Spring Valley Acquisition Corp. III (Nasdaq: SVAC) ("Spring Valley" or "SVAC"), a special-purpose acquisition company. At closing, Spring Valley would be renamed General Fusion Group Ltd., and the combined company's shares and warrants are expected to trade on Nasdaq under the proposed symbols "GFUZ" and "GFUZW" — subject to approval of the listing application. Spring Valley has set an extraordinary general meeting of shareholders for July 6, 2026 to vote on the proposed combination; if approved, the transaction is expected to close shortly thereafter, subject to customary conditions. The SEC declared the related registration statement effective on June 12, 2026.

None of that is a certainty, and nothing here is a recommendation to buy or sell any security or a solicitation of any vote — the transaction remains subject to shareholder approval and customary closing conditions, and investors should rely only on the official proxy and registration materials filed with the SEC. What the LM26 result does is sharpen the question every fusion investor eventually asks: not just "does the physics work?" but "can this team hit its milestones on schedule?" Delivering a tripled electron temperature and clean compression data is, at minimum, favorable on the technical side of that question.

How Investors Can Watch the Fusion Theme Today

Pure-play fusion is famously hard to own: most leading developers — Commonwealth Fusion Systems, TAE Technologies, Helion, Zap Energy — remain private. That scarcity is part of why General Fusion's planned listing has drawn attention. For now, investors tracking the theme tend to watch a mix of the merger vehicle, the enabling supply chain, and the corporates with fusion stakes. Four names frame that spectrum — though each carries its own risk profile and none is a proxy for General Fusion.

Spring Valley Acquisition Corp. III (Nasdaq: SVAC) is slated to merge with General Fusion and the common shares of the combined company are expected to trade under the symbol "GFUZ." Spring Valley vehicles have raised roughly US$920 million across four IPOs and previously completed combinations with NuScale Power and Eagle Nuclear Energy, giving the franchise a track record in the power-infrastructure and decarbonization lane. Its securities carry all the usual SPAC risks: the deal still requires a shareholder vote and customary approvals, and there is no certainty it closes on the expected timeline or at all.

American Superconductor Corporation (Nasdaq: AMSC) represents the enabling supply chain. AMSC is the most direct U.S.-listed pure-play in high-temperature superconducting (HTS) wire — the REBCO tape that magnet-confinement fusion machines depend on — and a handful of manufacturers control the vast majority of that global market. While General Fusion's MTF approach deliberately avoids superconducting magnets, AMSC illustrates how the broader fusion build-out flows into picks-and-shovels suppliers. The company reported record fiscal 2025 revenue of US$299.2 million, up 34% year-over-year, with grid and defense demand driving growth.

Nucor Corporation (NYSE: NUE) stands in for the industrial off-takers betting on fusion as future baseload power. The steelmaker invested US$35 million directly into Helion Energy and signed on as the intended customer for a 500-megawatt Helion plant designed to supply zero-carbon electricity to a Nucor steel mill. It is a reminder that heavy industry — not just tech — is lining up to buy fusion power, and that the demand side of the equation is becoming concrete.

Eni S.p.A. (NYSE: E) rounds out the set as the strategic-investor archetype. The Italian energy major holds a stake in Commonwealth Fusion Systems and has positioned fusion within its longer-term energy-transition strategy. For investors who want fusion optionality inside a cash-generating, dividend-paying major rather than a pre-revenue developer, Eni illustrates how incumbent energy companies are buying a seat at the fusion table without betting the business on it.

Two additional nuclear names round out the watch list for investors drawn to the broader clean-baseload theme. NuScale Power (NYSE: SMR) is the first company to receive U.S. Nuclear Regulatory Commission design approval for its small modular reactor (SMR) designs, with NRC-approved 50-megawatt and 77-megawatt designs and a project pipeline that includes a 6-gigawatt framework with the Tennessee Valley Authority through ENTRA1 Energy; it reported roughly US$1.2 billion in liquidity in its most recent quarter, though it remains pre-commercial with minimal revenue. Oklo (NYSE: OKLO), developing its Aurora powerhouse fast-fission reactors and a fuel-recycling model, has drawn attention through agreements and collaborations with large power buyers and technology partners and held approximately US$2.5 billion in cash and marketable securities in its most recent quarter, while remaining pre-revenue and capital-intensive. Both are SMR developers rather than fusion companies, but they reflect the same surge of investor interest in next-generation, carbon-free baseload power that has lifted the fusion theme.

The common thread is that fusion has crossed from pure science into a fundable, watchable theme — driven by surging electricity demand from AI data centers, electrification, and industry. General Fusion's wager is that the most practical machine, not necessarily the most powerful one, wins the race to commercial fusion. The LM26 result is a data point in its favor.

What to Watch Next

Three markers stand out from here. First, peer review: whether the scientific community validates the compressional-heating results the company has submitted. Second, the 1 keV milestone: whether LM26's planned upgrades to starting plasma parameters deliver the next step up in temperature and density. Third, the completion of the business combination with Spring Valley, which would determine whether General Fusion becomes, by its own account, one of the first publicly traded pure-play fusion companies. For a sector that has lived in the indefinite future, those are unusually concrete near-term dates.

SIGNAL OVER NOISE

Signal over noise. Fusion, nuclear, and critical-minerals headlines move fast — and the crowd often moves first. Eagle Eye is a real-time investor signal-intelligence platform that surfaces sentiment shifts, news flow, and trending tickers as they happen, so you see the move forming instead of reading about it later. See it at eagle-eye.dev.

CONTACT

American News Group

info@americannewsgroup.com

SOURCES

[1] General Fusion Inc., "General Fusion Achieves Compressional Plasma Heating with LM26 Magnetized Target Fusion Machine," June 22, 2026.

[2] General Fusion Inc., technical paper on compressional heating on the LM26 MTF machine (submitted for peer review), June 2026.

[3] Spring Valley Acquisition Corp. III, business combination disclosures; SEC Form F-4 declared effective June 12, 2026; definitive proxy statement, June 12, 2026.

[4] American Superconductor Corporation (Nasdaq: AMSC), Q4 and full-year fiscal 2025 results, May 27, 2026.

[5] Nucor Corporation / Helion Energy partnership and investment disclosures, 2023–2026.

[6] Eni S.p.A. / Commonwealth Fusion Systems investment disclosures.

[7] NuScale Power Corporation (NYSE: SMR), Q1 2026 results and NRC design-approval disclosures, May 7, 2026.

[8] Oklo Inc. (NYSE: OKLO), Q1 2026 results and corporate disclosures, 2026.

[9] International Energy Agency electricity demand projections, 2026.

Disclaimer:

This article is a paid digital media distribution and is for informational purposes only. It is not financial, investment, or trading advice, and is neither an offer nor a recommendation to buy or sell any security. Readers should conduct their own due diligence and consult a licensed financial advisor before making investment decisions. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice, nor are we licensed under U.S. or Canadian securities laws. The content in this report or email is not provided to any individual with a view toward their individual circumstances. Nothing in this publication should be considered as personalized financial advice, and no communication by our employees to you should be deemed as personalized financial advice. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

USA News Group is a wholly-owned subsidiary of Market IQ Media Group Limited, a company incorporated under the laws of Ireland ("MIQL"). This article is being distributed by USA News Group on behalf of MIQL. MIQL, in turn, has been paid a fee for advertising and digital media by Creative Direct Marketing Group ("CDMG"). CDMG has been retained by General Fusion, pursuant to a services agreement, to provide various marketing and advertising services for an aggregate fee. This article was prepared and published pursuant to that services agreement. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this article or email as the basis for any investment decision. MIQL does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III (NASDAQ: "SVAC") but reserves the right to buy and sell shares of the company at any time. We also expect further compensation as an ongoing digital media effort to increase visibility for the company. This disclaimer serves as notice that all material disseminated by MIQ has been reviewed and approved on behalf of General Fusion Inc. by CDMG; this is a paid digital media distribution.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC, General Fusion Inc.'s ("General Fusion"), or their respective management teams' expectations concerning General Fusion's plan to go public through a business combination with SVAC (the transactions contemplated by the business combination, collectively, the "Proposed Business Combination") and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion's LM26 program; the ability to execute General Fusion's strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the "Business Combination Agreement") by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion's research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion's ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the "Risk Factors" section of SVAC's final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the "Final Prospectus"); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended (the "Registration Statement"), or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC's public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the "Proxy Statement") with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC's shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC's shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

The following is a transcript of an interview featuring General Fusion’s Chief Executive Officer, Greg Twinney, given on BNN Bloomberg on June 24, 2026:

Speakers:

Matt Skube

Greg Twinney – CEO, General Fusion

Matt Skube: 0:00

Well, nuclear energy has been a key topic this week with both the Canadian and US governments announcing new initiatives to advance the sector. Our next guest is a CEO of a Vancouver-based fusion energy company, recognized for its expertise in Magnetized Target Fusion and well positioned to meet the rising demand for alternative clean and reliable power. I want to welcome in Greg Twinney, CEO of General Fusion. Greg, thanks for being here.

Greg Twinney: 0:24

Hey, thanks for having me. My pleasure.

Matt Skube: 0:26

You know what? We recognize that too. Time magazine was fortunate enough, you know, to recognize you, the world's top green technology firm for 2026 because of that Magnetized Target Fusion. Just explain that. I know it's been a long, many, many years in the making, but explain what that is for viewers.

Greg Twinney: 0:42

Yeah, look, it's an exciting time in energy. The demand for energy is so massive and we at General Fusion are a leader on the path to commercialize fusion energy. So fusion's often described as sort of the holy grail of energy, or the last source of energy that humanity may ever need. And so, for 20 years we've been at this as a leader in the space, you know, working towards putting fusion on the grid to satiate that huge demand that we're seeing from AI data centers and all these types of things. Now, you know, lots of progress on the science, the tech, the commercial side, and, most recently being named Time magazine's world's top green tech company of 2026, first of 8,300 applicants, is a real testament to, you know, the importance of fusion, of course, the timing of fusion, fusion's happening now. And lastly, our leadership position in this space. So, pretty exciting time, great to be recognized for all the work that we're doing and where we're going with the company.

Matt Skube: 1:47

Yeah. You touched on the demand too, Greg. Greg, at this point, what we're seeing even in just the last couple of days from both Canada and the United States. You know, how important do you think some of the long-term government backed offtake agreements are going to be, you know, in de-risking some of the projects, at least in the early stages of growth in the sector?

Greg Twinney: 2:06

Yeah, the demand tailwinds for energy are going to continue in my opinion. The ability to satiate that demand with fission, coal, gas, natural gas, oil, I think is going to fall short. And that's the thesis for why we exist at General Fusion. The opportunity to provide clean base load power using fusion is massive. And so, stepping into this demand that I believe is going to continue to increase and being one of the first companies to commercialize fusion is what we're pursuing and the tailwinds are going to continue.

Matt Skube: 2:48

AI is a lot of the talk of the markets right now clearly and the data centers and the buildout that we've been talking about, and the energy needs are going to be massive. I'm assuming that is, you know, the greatest market for you, for the possibility of growth in North America in particular.

Greg Twinney: 3:04

For us, we're based in Canada, but our market is global. Fusion has the ability to, this safety profile and the ability to scale around the world and so while AI has kind of, I think, exacerbated the demand for energy and the gap between what's available and what the demand is, the tailwinds for fusion have been around for quite some time. Electrification and other, population changes etc. are causing this demand for energy to grow and AI has just accelerated things and provided a strong tailwind for us for sure

Matt Skube: 3:42

And to touch on to you know mentioned global too. There was an agreement I believe, right, that the company announced today, for commercial development in Italy and I'm assuming that you know Europe and the EU in general, they have a lot of emphasis on clean energy. Assuming that that is also going to be a very big opportunity for you?

Greg Twinney: 4:02

Yeah, we had a great announcement today with Renexia, somebody that we've been working closely with, in terms of thinking about the global opportunity to export fusion from Canada and you know, they're in Italy and working with them to bring first-of-a-kind type technology into Italy to satiate the demand that they're seeing there. The cost of energy that Italians are dealing with, which is not unique to Italy. And Renexia is making a move with us to go arm-in- arm to think about how do we bring fusion to Italy and for us, it's planting the flag there, allows us to establish this sort of export market. So, as we move towards our first-of-a-kind in 2035, we'll have markets that are being developed in parallel.

Matt Skube: 4:56

So, how's your company going to make money, you know, once fusion is commercially viable? I think very simply, you know, where is the path right now?

Greg Twinney: 5:04

Yeah. So, the opportunity in terms of size is massive. To put a number on it, I think it's McKinsey, you know, looked at the long-term market opportunity of, you know, trillion-dollar market size. So, it's huge. For us, we are experts in fusion and in particular a type of fusion called Magnetized Target Fusion that is designed with commercial power plants right from the beginning and the ability to bring fusion energy to the grid. Not just demonstrate it in a science machine but bring fusion energy to the grid and deploy it globally at scale and fast, using partners like Renexia right from the beginning. And so we will go to market in a very typical kind of way, partnering up with the types of partners that can build power plants around the world and we'll supply the technology, the know-how, the IP, the licensing etc., in in the construction phase and then longer term we'll play a role in helping maintain these power plants, provide refurbishment and replacement parts and those types of things over the life the 40-year life of a power plant.

Matt Skube: 6:14

Greg Twinney, CEO of General Fusion. Appreciate your time today, Greg. Thanks so much for joining us.

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement, the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.